FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities
                       Exchange Act of 1934



1. Name and Address of Reporting Person:

 Siegel                           David
(Last)                           (First)

 2488 Horace Court   Bellmore           NY               11710
(Street)              (City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol:

 Micronetics Wireless, Inc. / NOIZ


3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:

 December 1999


5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):


   X       Director

           10% Owner

           Officer (give title below)

           Other (Specified below)




Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:

 Common Stock

 Common Stock

 Common Stock

 Common Stock

 Common Stock

 Common Stock

 Common Stock

 Common Stock

 Common Stock

 Common Stock


2. Transaction Date:

 December 1, 1999

 December 1, 1999

 December 1, 1999

 December 1, 1999

 December 1, 1999

 December 1, 1999

 December 1, 1999

 December 8, 1999

 December 8, 1999
                     (Month/Day/Year)


3. Transaction Code:
   Code          V

    J

    G            V
    M

    M

    S

    S

    S

    S

    S

    S


4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price

  6,150                   D            $6.875

  8,000                   D            $5.50

 10,000            A                   $2.25

 10,000            A                   $2.00

  1,000                   D            $5.50

  1,500                   D            $5.96875

  2,100                   D            $5.9375

    400                   D            $5.5625

  1,100                   D            $7.25

  3,900                   D            $7.125


5. Amount of Securities Beneficially Owned at End of Month:

  227,737*

6. Ownership Form-Direct (D) or Indirect (I):

     D

     D

     D

     D

     D

     D

     D

     D

     D

     D


7. Nature of Indirect Beneficial Ownership:



Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:

   Common Stock

   Common Stock


2. Conversion or Exercise Price of Derivative Security:

   $2.25

   $2.00


3. Transaction Date (Month/Day/Year):

   12/01/99

   12/01/99


4. Transaction Code:
   Code          V

    M

    M

5. Number of Derivative Securities Acquired (A) or Disposed of
(D):

   10,000 (D)

   10,000 (D)


6. Date Exercisable and Expiration Date (Month/Day/Year):

  10/27/96                             10/27/00

   9/20/98                              9/20/02
(Date Exercisable)                   (Expiration Date)


7. Title and Amount of Underlying Securities:

 Common Stock                        10,000

 Common Stock                        10,000
(Title)                          (Amount of Number of Shares)


8. Price of Derivative Security:




9. Number of Derivative Securities Beneficially Owned at End of
Month:

   20,000


10.Ownership Form of Derivative Security: Direct (D) or Indirect
(I):

    D

    D


11. Nature of Indirect Beneficial Ownership:



Explanation of Responses:

* Includes options to purchase 20,000 shares of Micronetics Wireless, Inc. Common Stock, whether or not presently exercisable.

J-Cancellation of shares of Micronetics Wireless, Inc.
("Micronetics") Common Stock which were reacquired by Micronetics upon the exercise of a stock option previously granted to Mr.
Robbins.

s/David Siegel                                    12/29/99
Signature of Reporting Person                       Date